United States securities and exchange commission logo





                             October 16, 2023

       Alexander Edgarov
       Chief Executive Officer
       InFinT Acquisition Corp
       32 Broadway, Suite 401
       New York, New York 10004

                                                        Re: InFinT Acquisition
Corp
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed August 11,
2023
                                                            File No. 333-267662

       Dear Alexander Edgarov:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 28, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-4

       Risk Factors
       Our ODL business depends on Ripple Services Inc..., page 55

   1. Here or in a separate risk factor, elaborate upon the disruption in the cryptocurrency markets in spring 2023
to explain precisely what was disrupted and how the disruption impacted you at that
time. Explain, as you do in your response letter, that the disruption was due to the
illiquidity of your two cryptocurrency exchanges who maintained accounts with Silvergate Bank,
Signature Bank and Silicon Valley Bank. If a similar illiquidity event occurs in the
future at the cryptocurrency exchanges you utilize, explain whether you anticipate the
inability to use the ODL feature and how that would impact your business.
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FirstName LastNameAlexander    Edgarov
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            2023        Acquisition Corp
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Becoming a public company through a merger..., page 79

2. We note your response to comment 3 that "Seamless did not have any interest in the third-
         party transfer of its interests in Tranglo to Ripple as Seamless interest in Tranglo and vis-
           -vis Ripple are governed by the Shareholders    Agreement between
Tranglo, Seamless
         and Ripple, which has been previously filed as an exhibit to the Registration Statement."
         We also note your disclosure on page 79 that says INFINT management reviewed the
         Shareholders' Agreement as part of the due diligence process, but you note that there may be other relevant agreements relating to Ripple, including agreements relating to the transfer of interests in Tranglo, which were not part of INFINT
management   s review,
         which suggests that you are referring to two separate agreements. Please revise to clarify, or file any such agreements relating to the transfer of interests in Tranglo as exhibits to the registration statement and revise the prospectus to disclose the material terms of such agreements.
Unaudited Pro Forma Condensed Combined Financial Information, page 143

3. Please tell us if you plan to reflect the divestiture by Seamless of all of the equity interests they own in TNG Asia, FNTI and GEA as discontinued operations in your future financial statements. If not, please explain to us your basis in accounting for your conclusion. If so, please tell us your consideration of Rule 11-02(c)(2)(ii) of Regulation S-X.
Tranglo, page 181

4. We note your revised disclosure and response to comment 4. Here and in the risk factor on page 55, please further revise your disclosure to include the details you included in your response letter, such as the fact that the XRP prefunding process was suspended for 9 of the 11 active ODL customers and that the XRP prefunding process for these customers was partially restored two weeks later but the ODL flow has been significantly reduced.
         Quantify how much the ODL flow has been reduced from pre-suspension levels, and state if and when you expect the ODL flow to return to pre-suspension levels. Please also revise the disclosure throughout your prospectus to reflect that the XRP prefunding process has been significantly reduced since March 2023, as this is not clear from the current disclosure. Disclose any implications of this suspension and significant reduction on your agreements and relationship with Ripple or any impact on the proposed transaction with InFinT.
How Ripple's On-Demand Liquidity (ODL) works with Tranglo, page 186

5.       Please propose revisions of the fund flow for Ripple   s ODL on page
186 to capture the
         following clarifications you provided to us on our September 8, 2023 conference call.
         Alternatively, if our understanding as relayed below is incorrect, please clarify it and propose revised disclosure to capture such clarification.
             Please revise the description of Steps 3 and 4 to clarify that Ripple sells 300K XRP to
              ODL RP for $100K plus fees and expenses. As part of that revision, please note that
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              the Step 3 statement that Ripple    offers to accept 300K XRP and
provide USD 100K
              for the ODL RP's prefunding money pool    appears to be
inconsistent with this
              assertion and the Step 4 description.
                Please revise Step 4 to expressly state that ODL RP sells XRP to Tranglo, which
              results in the transfer of control and ownership of the XRP from ODL RP to Tranglo.
              Please further revise Step 4 to clarify to whom and to what the
phrase    its wallet
              relates. For example, is this referring to the ODL RP   s
off-blockchain crypto asset
              account at the crypto exchange?
                Please revise Step 5 to begin the description by expressly stating that Tranglo sells
              XRP. Please further revise Step 5 to clarify that the amount of XRP sold is limited to the amount of XRP that will generate proceeds equal to the prefunding commitment
              (i.e., $100K) at the time of sale.
6. Refer to Step 8 of the fund flow description on page 186. Tell us and revise the
         description of this step to clarify the distinction between    all
money the ODL RP has
         committed in the previous ODL transactions    and    the total XRP
drawn down.    Further,
         revise the phrase    all money the ODL RP has committed    to
reconcile it to Step 4, which
         indicates ODL RP sells XRP, it does not transfer money.
7.       Please propose revisions of the narrative below the fund flow for
Ripple   s ODL on page
         186 to capture the following clarifications you provided to us on our September 8, 2023 conference call. Alternatively, if our understanding as relayed below is incorrect, please clarify it and propose revised disclosure to capture such
clarification.
             Refer to the narrative that states       at this juncture the
legal title of that XRP passes
              to the ODL RP      . Clarify that it is upon draw down that legal
title passes to ODL
              RP. Further clarify that references to transfer of legal title include transfer of control and ownership of XRP.
             Revise to clarify that the ODL RP transfers ownership of XRP to Tranglo. As part of these revisions, please note that the following disclosed statements are inconsistent
              with those assertions.    This $100,000 is considered as fiat
currency being sent from
              the ODL RP to Tranglo for prefunding purpose;    and    Tranglo
does not buy or
              borrow the XRP.
             Seamless is of the understanding that the XRP is liquidated through selling the XRP directly in the crypto market by the exchanges to counterparties that are unrelated third parties.
8.       In your August 11, 2023 response 6 on page 9 you state,    The crypto
account of Tranglo
         in either exchange is an omnibus account as the exchange is given access to a scheme of
         XRP addresses, so that the wallet addresses of the sender and receiver will have the XRP
         address and unique tag associated with that exchange.    You also
state on page 9,    As
         such, this transfer of legal title or right of the XRP involved is only done by off-
         blockchain internal ledger recording on the RippleNet platform, and there is no actual
         transaction or process for the step of    draw down    or    purchase
  of the XRP by the ODL
         RP.    You further state on page 10,    The transfer of XRP from ODL
RPs to Tranglo   s
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FirstName LastNameAlexander    Edgarov
InFinT Acquisition Corp
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         wallet is affected by crypto exchanges in form of blockchain transfer of XRP from the
         crypto wallet of the ODL RP to the crypto wallet of Tranglo.    In our
September 8, 2023
         conference call we understood you to clarify that these statements were intended to convey that (1) the crypto-exchange holds the private key to the
crypto exchange   s on-
         blockchain wallet, which is an omnibus wallet as it holds the crypto assets of multiple customers of the crypto exchange, including Ripple, ODL RP, and Tranglo and (2) Ripple,
         ODL RP, and Tranglo each have off-blockchain accounts at the crypto exchange, one for fiat currency and one for crypto assets, that they access through an API. If our understanding is correct, revise the narrative below the fund flow on page 186 to disclose
         this clarification. Further revise the references to    Tranglo   s
wallet    to reference
         Tranglo   s off-blockchain crypto account at the crypto exchange or
Tranglo   s fiat currency
         account at the crypto exchange, as appropriate in the context.
9.       Refer to the following statements in the narrative below the fund flow
on page 186.    After
         liquidation, Tranglo receives the amount in fiat currency in its crypto wallet account
         and will then transfer that fiat currency to Tranglo   s own bank
account on the next
         business day.    Revise to clarify, if true, that the reference to
crypto wallet account
         means Tranglo   s crypto exchange fiat account.
10.      Tell us and consider the need to revise the narrative to explain to
what the    off-blockchain
         internal ledger recording on the RippleNet platform    referenced in
your August 11, 2023
         response 6 refers, including who maintains it, and how it relates to and differs from the
         crypto exchange   s off-blockchain ledger of accounts it uses to
identify the owners of the
         crypto assets in its on-blockchain wallet. Further, if more than one ledger exists, clarify which is determinative of ownership (e.g., if discrepancies between ledgers exist) and the basis for your conclusion.
11.      In your August 11, 2023 response 6 you indicate, in part that
Ripple deposits XRPs
         into Tranglo   s crypto wallets from time to time      . Tell us and
consider the need for
         revised disclosure on page 186 to clarify how that deposit is affected. For example, does
         Ripple provide instruction to the crypto exchange to transfer XRP from its crypto
         exchange crypto asset account to Tranglo   s crypto exchange crypto
asset account?
12.      In our telephone conference on September 8, 2023 you indicated that the ODL RP
         transfers ownership of XRP to Tranglo. In your August 11, 2023 response 9 you indicate that as a result of the Master Agreement contract Tranglo does not obtain legal title, including ownership and control, of the XRP transferred by Ripple to Tranglo, which XRP you identify as the Slippage Pool. Please tell us and consider the need for revised disclosure clarifying the following:
             For the Slippage Pool, is it correct the crypto exchange off-blockchain ledger will identify Slippage Pool XRP as being in the crypto exchange account of, and thus owned by, Tranglo? If yes, how would ownership be determined in legal proceedings
              (e.g., bankruptcy)?
             What processes does Tranglo undertake to transfer ownership of XRP received from the ODL RP to Ripple when such XRP is not sold by Tranglo because it would
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FirstName LastNameAlexander    Edgarov
InFinT Acquisition Corp
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              generate proceeds in excess of the prefunding commitment? Is there an off-
              blockchain ledger in which such transfer of ownership is reflected?
Transactions with Certain Shareholders, page 249

13. We note your revised disclosure in response to comment 10 and reissue our comment in part. Disclose the amount of XRP transferred to GEA Limited to date pursuant to the Master XRP Commitment to Sell Agreement and clearly indicate that Seamless Group is the guarantor for repayment of all obligations incurred in connection with that agreement. Disclose the total amount guaranteed under the Deed of Guarantee as of a more recent practicable date than May 2023. Please also add risk factor disclosure regarding the limitations placed on Seamless by the Deed of Guarantee that could have a material impact, such as the prohibition in the Merger Agreement from incurring any additional financial indebtedness prior to the closing of the SPAC Transaction without prior written consent of Ripple Labs, and after the closing Seamless cannot incur any financial indebtedness that would materially affect its guarantee of
GEA Limited   s debt to
         Ripple.
Index to Financial Statements, page F-1

14. Please update your filing with the interim financial statements of Seamless Group,
         Inc. pursuant to Item 17(b)(8) of Form S-4. Also, revise the pro forma financial information and MD&A to incorporate the interim financial statements of Seamless
         Group, Inc. as appropriate.
Seamless Group Inc. Financial Statements
General, page F-42

15. See fund flow step 1 on page 186. Consistent with our request in prior comment 5, please provide an accounting analysis with citation to authoritative accounting literature evaluating whether GEA, as ODL RP, is required to recognize the assets under the
         Bailment. Please ensure your analysis addresses the concept of control, with relevant citation to authoritative accounting literature. If recognition of the assets under the
         Bailment is not required, address whether GEA has a SAB 121 safeguarding obligation.
16. See fund flow step 1 on page 186. Please confirm our understanding gained from our
         September 8, 2023 conference call that upon draw down, ODL RP (i.e.,
GEA) obtains
         ownership and control of the XRP drawn down. Please provide an accounting analysis with citation to authoritative accounting guidance supporting your assertion that control transfers to GEA upon draw down of the XRP and clarifying the attributes that cause GEA to control drawn down XRP, but not XRP under Bailment, citing authoritative accounting guidance.
17. See fund flow step 4 on page 186. Please provide the accounting analysis previously requested in prior comment 9 for both the XRP transferred from ODL RP to Tranglo as
         well as the    Slippage Pool    XRP in Tranglo   s crypto exchange
account. Ensure that
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FirstName LastNameAlexander    Edgarov
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         analysis identifies through specific citation the applicable authoritative accounting guidance and analyzes your facts and circumstances in relation to that guidance. In addition to, or as part of, that analysis, please address the following:
             Clarify what you mean when you state there is no direct guidance in U.S. GAAP. As
             illustrative examples, how did you consider the requirements of
ASC 350, ASC 610,
             and ASC 815? Similarly, please clarify to what    analogous
guidance    and IFRS
             standards you are referring. As an illustrative example, did you look to ASC 606-10-
             25-25 by analogy?
             Clarify what you mean when you say that Tranglo should be viewed as a liquidation
             agent and for whom they are an agent. Identify and evaluate the applicable
             authoritative accounting guidance supporting this assertion.
             Confirm our understanding gained from our September 8, 2023 conference call that
             transfer of XRP from ODL RP   s crypto exchange account to Tranglo
  s crypto
             exchange account results in Tranglo obtaining ownership and control of such XRP.
             Please provide an accounting analysis with citation to
authoritative accounting
             guidance supporting your assertion that control transfers to
Tranglo.
             Reconcile your assertion that Tranglo has no obligations to
Ripple, Ripple Labs or
             the ODL RP for the value of the XRP to Tranglo   s rights and
obligation and clarify
             the significance of that assertion to your accounting analysis.
For example, as it
             relates to the ODL RP, it appears Tranglo has an obligation to the
ODL RP equal to
             the fair value of the XRP that ODL RP transferred to Tranglo.
Similarly, if XRP
             received by Tranglo from ODL RP generates fiat currency in excess
of Tranglo   s
             obligation to ODL RP, then it appears Tranglo is obligated to transfer XRP equal to
             that value differential to Ripple.
             See the journal entries provided in response 9. When Tranglo receives prefunding
             XRP from the ODL RP, the debit entry is    Funding to Exchange
(XRP Wallet).
             With specific citation to authoritative accounting guidance, clarify what type of asset
             this debit entry represents.
             Clarify whether Tranglo controls their crypto asset exchange accounts and the
             reasons why or why not. We note your assertion that the two exchanges hold the
             private keys on behalf of Tranglo and act upon receiving
instructions from Tranglo.
             We also note that Tranglo accesses its crypto asset exchange accounts through an
             API.
             We note response 9 identifies effects if Tranglo files for bankruptcy. Clarify who has
             rights to the crypto assets held in Tranglo   s and ODL RP   s
crypto exchange accounts
             in the event the crypto exchanges file for bankruptcy and to what extent, if at all, your
             accounting analysis contemplates your conclusion
             Please ensure your accounting analysis clarifies the accounting upon sale with
             citation to the applicable literature (i.e., is it gain/loss or revenue/costs of revenues).
18.      See fund flow Step 5 on page 186, which relates to    Slippage Pool
XRP. Please address
         the following:
             Ensure your accounting analysis clarifies and analyzes whether
Tranglo can prevent
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InFinT Acquisition Corp
October 16, 2023
Page 7
              other entities from directing the use of, and obtaining the benefits from, the Slippage
              Pool XRP in Tranglo   s crypto exchange account. We note response
6 indicates that
              the two exchanges hold the private keys on behalf of Tranglo and act upon receiving instructions from Tranglo.
                Reconcile your response 9, which indicates that Tranglo has no right to withdraw or transfer XRP from the slippage pool at any time or for any
purpose, to Tranglo   s right
              to draw down XRP from the Slippage Pool.
                Explain the basis for your assertion in response 9 that in bankruptcy the rights to XRP
              in Tranglo   s wallet belong solely to Ripple and the legal
analysis done to support it.
                If    Slippage Pool    XRP is not an asset of Tranglo under
U.S. GAAP, provide a more
              fulsome SAB 121 accounting analysis. We note that the analysis on page 18 of your
              August 11, 2023 letter appears to be limited to two bullets, one of which uses an
              undefined capitalized term    Recipient Credential,    without
defining it; does not
              appear to discuss whether the crypto-exchange is its agent for purposes of SAB 121;
              and appears to acknowledge that Tranglo can have liability, but does not evaluate how that exposure fit into the analysis of SAB 121.
19.      Provide your accounting analysis of Tranglo   s accounting for both
the guarantee that
         Ripple provides and Tranglo   s obligations to both transfer excess
prefunding XRP to
         Ripple and offer certain discounts on transaction fees and foreign exchange fees for the remittance partners who adopt the On-Demand Liquidity services of Ripple and use XRP for prefunding transactions. Please ensure your accounting analysis clarifies the statement of operations impact with citation to applicable authoritative literature. Alternatively, provide an analysis demonstrating whether such rights and obligations would ever have material effect.
Note 2. Summary of significant accounting policies
(a) Basis of presentation and principles of consolidation, page F-44

20. We read your response to comment 14 regarding application of ASC 810 to your interests in Tranglo that the Reserved Matters are not directly related to the ordinary course of
       Tranglo   s business and are only there to protect the interests of
Ripple Labs. We further
       note from your disclosure on page 55 that, in the event of an unresolved disagreement between the shareholders of Tranglo, certain key functions like onboarding of new clients and approval of certain policies and procedures may be jeopardized, resulting in the
       disruption of Tranglo   s business. Please clarify for us how the
Reserved Matters could
       impact certain key functions of Tranglo, such as onboarding of new clients and
       implementation of policies and procedures that could affect Tranglo   s
business. In this
       regard, describe to us the    certain key functions    subject to the
Reserved Matters and how
FirstName LastNameAlexander Edgarov
       they do not represent participating rights when the onboarding of new clients and
Comapany    NameInFinTofAcquisition
       implementation      policies andCorp
                                        procedures could be decisions that are
made in the
       ordinary course
October 16, 2023 Page 7 of business.
FirstName LastName
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FirstName LastNameAlexander    Edgarov
InFinT Acquisition Corp
Comapany
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            2023        Acquisition Corp
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Note 20. Related Party Transactions, page F-67

21. We read your response to comment 5. Please disclose the significant terms of the Master
         XRP Commitment to Sell Agreement between GEA Limited as the ODL RP and Ripple.
         Please revise your disclosure to separately distinguish amounts related to transactions with
         Tranglo as the remittance hub from the those of GEA Limited acting as the ODL RP in transactions with Ripple. Refer to SAB Topic 5:T and the disclosures in ASC 850-10-50 and Rule 4-08(k) of Regulation S-X.
Exhibit 23.1, page II-2

22.      Please revise to reference the current amendment.
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Yuta N. Delarck